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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           INSITUFORM TECHNOLOGIES, INC.
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                                 (Name of Issuer)

                       Class A Common Stock, $.01 par value
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                          (Title of Class of Securities)

                                    457667 10 3
               ---------------------------------------------------
                                  (CUSIP Number)

      Jerome Kalishman                    COPY TO:  Thomas A. Litz, Esq.
      17988 Edison Avenue                           THOMPSON & MITCHELL
      Chesterfield, Missouri 63005-3700             One Mercantile Center
      (314) 532-6137                                St. Louis, Missouri 63101
                                                    (314) 231-7676

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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  October 25, 1995
                   --------------------------------------------
                       (Date of Event which Requires Filing
                                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))



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 CUSIP No.  457667 10 3              13D

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 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jerome Kalishman
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a) / /
                                                                   (b) / /
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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS

    SC
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                    / /

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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  NUMBER OF     7  SOLE VOTING POWER

   SHARES          197,415
                -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER

   OWNED BY        3,025,422
                -------------------------------------------------------------
     EACH       9  SOLE DISPOSITIVE POWER

   REPORTING       197,415
                -------------------------------------------------------------
    PERSON     10  SHARED DISPOSITIVE POWER

     WITH          3,025,422
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,222,837
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
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14  TYPE OF REPORTING PERSON

    IN
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 CUSIP No.  457667 10 3              13D

=============================================================================
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nancy F. Kalishman
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a) / /
                                                                   (b) / /
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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS

    SC
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                    / /

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
                -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER

   OWNED BY        3,025,422
                -------------------------------------------------------------
     EACH       9  SOLE DISPOSITIVE POWER

   REPORTING       -0-
                -------------------------------------------------------------
    PERSON     10  SHARED DISPOSITIVE POWER

     WITH          3,025,422
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,025,422
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.2%
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14  TYPE OF REPORTING PERSON

    IN
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 CUSIP No.  457667 10 3              13D

=============================================================================
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Xanadu Investments, L.P.
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a) / /
                                                                   (b) / /
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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS

    SC
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                    / /

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri
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  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
                -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER

   OWNED BY        2,869,274
                -------------------------------------------------------------
     EACH       9  SOLE DISPOSITIVE POWER

   REPORTING       -0-
                -------------------------------------------------------------
    PERSON     10  SHARED DISPOSITIVE POWER

     WITH          2,869,274
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,869,274
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.6%
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14  TYPE OF REPORTING PERSON

    PN
=============================================================================



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                           INTRODUCTORY STATEMENT

            Jerome Kalishman, Nancy F. Kalishman and Xanadu Investments, L.P., a Missouri limited partnership of which Jerome Kalishman and Nancy F. Kalishman are trustees of the general partners ("Xanadu" and collectively with Jerome Kalishman and Nancy F. Kalishman the "Filing Persons"), are filing this Amendment No. 1 to Schedule 13D (the "Amendment") as a result of the merger (the "Merger") on October 25, 1995, of Insituform Mid-America, Inc., a Delaware corporation ("IMA"), and ITI Acquisition Corp., a Delaware corporation ("ITI Sub") and wholly-owned subsidiary of Insituform Technologies, Inc., a Delaware corporation ("ITI"). This Amendment relates to the Schedule 13D filed by the Filing Persons on June 2, 1995, which reported the execution of that certain Agreement and Plan of Merger, dated May 23, 1995 (the "Merger Agreement"), by and among IMA, ITI and ITI Sub pursuant to which the Filing Persons may have been deemed to have acquired beneficial ownership of the shares of the class A common stock, $.01 par value, of ITI (the "ITI Common Stock") referred to therein. Pursuant to the Merger, ITI Sub merged with and into IMA, as a result of which IMA became a wholly-owned subsidiary of ITI. Upon consummation of the Merger, holders of the class A common stock, $.01 par value, of IMA (the "IMA Class A Common Stock") became entitled to receive 1.15 shares of the ITI Common Stock for each share of IMA Class A Common Stock held, and the holders of all of the outstanding shares of class B common stock, $.01 par value, of IMA (the "IMA Class B Common Stock"), immediately prior to the consummation of the Merger, converted each then outstanding share of IMA Class B Common Stock into one share of IMA Class A Common Stock in accordance with the terms of the IMA Class B Common Stock. Subsequent to the Merger, Jerome Kalishman, Nancy F. Kalishman and Xanadu beneficially owned 3,217,087, 3,025,422 and 2,869,274 shares of ITI Common Stock, respectively. Nancy F. Kalishman disclaims beneficial ownership of an aggregate of 197,415 shares of ITI Common Stock held by certain trusts of which Jerome Kalishman is the trustee. As of October 25, 1995, ITI had reported that an aggregate of 27,104,144 shares of ITI Common Stock were issued and outstanding.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to the Merger Agreement, upon consummation of the Merger, holders of the IMA Class A Common Stock became entitled to receive
1.15 shares of the ITI Common Stock. Immediately prior to the Merger, holders of the IMA Class B Common Stock converted each share of IMA Class B Common Stock into one share of IMA Class A Common Stock. As a result of the foregoing, 1,895,021 shares of IMA Class A Common Stock and 902,447, 735,781 and 600,000 shares of IMA Class B Common Stock owned by Jerome Kalishman, Nancy F. Kalishman and Xanadu, respectively, were converted into the right to receive 3,217,087, 3,025,422 and 2,869,274 shares of ITI Common Stock, respectively.



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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of October 25, 1995, Jerome Kalishman, Nancy F. Kalishman and Xanadu beneficially owned 3,217,087, 3,025,422 and 2,869,274 shares of ITI Common Stock, respectively, and ITI had reported that an aggregate of 27,104,144 shares of ITI Common Stock were issued and outstanding.

            (b) Sole voting power: Jerome Kalishman has the sole power to vote 197,415 shares of ITI Common Stock.

                  Shared voting power: Jerome Kalishman and Nancy F. Kalishman share voting power with respect to 3,025,422 shares of ITI Common Stock.

                  Sole investment power: Jerome Kalishman has sole investment power over 197,415 shares of ITI Common Stock.

                  Shared investment power: Jerome Kalishman and Nancy F. Kalishman share investment power with respect to 3,025,422 shares of ITI Common Stock.

            (c)   None.

            (d)   Not applicable.

            (e)   Not applicable.





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                                 SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated: December 6, 1995            /s/ Jerome Kalishman
                                   ------------------------------------------
                                    Jerome Kalishman



Dated: December 6, 1995            /s/ Nancy F. Kalishman
                                   ------------------------------------------
                                    Nancy F. Kalishman



Dated: December 6, 1995             XANADU INVESTMENTS, L.P.

                                    By: JEROME KALISHMAN REVOCABLE TRUST,
                                       as General Partner



                                   /s/ Jerome Kalishman
                                   ------------------------------------------
                                    Jerome Kalishman, as Trustee